Apollo Hospitals
CHENNAI
touching lives

RECEIVED
2005 NOV 28 A 11:31
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Date : November 4, 2005

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C
20549-0302

05012815

Dear Sir,

SUPPL

Sub : Information submitted under Rule 12g3-2(b)

Ref : Apollo Hospitals Enterprise Limited
File No. 82-34893

The Board of Directors at its meeting held on 4th November 2005 considered the proposal to purchase the entire equity of Samudra Healthcare Enterprises Limited, Kakinada, Andhra Pradesh, an unlisted public limited company which owns and run "Apollo Samudra Hospital" at Kakinada. The Board constituted a committee to take a final decision on the above and other such proposals and we will intimate you as and when the committee takes a final decision.

Kindly take note of the same in your records.

PROCESSED
NOV 29 2005

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED

S.K. Venkataraman

S.K. VENKATARAMAN
CHIEF FINANCIAL OFFICER
AND COMPANY SECRETARY.

dlw 11/29

Apollo Hospitals
CHENNAI
touching lives

Date : November 2, 2005

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Fince
450 Fifth Street, N.W.
Washington, D.C
20549-0302

Dear Sir,

Sub: Notice of Board Meeting

Ref : Apollo Hospitals Enterprise
File No.82-34893

Please be informed that the Board Meeting of the Company is scheduled to be held on Friday, 4th November 2005 to consider inter alia a proposal to purchase 100% of equity capital of Samudra Healthcare Enterprises Limited, Kakinada, Andhra Pradesh, an unlisted public limited company which owns and run "Apollo Samudra Hospital" at Kakinada, subject to among other things satisfactory one time settlement with Financial Institutions and Banks.

Kindly take note of the same in your records.

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED

S.K. Venkataraman

S.K. VENKATARAMAN
CHIEF FINANCIAL OFFICER
AND COMPANY SECRETARY.

IS/ISO 9001 : 2000

APOLLO HOSPITALS ENTERPRISE LIMITED
General Office : Ali Towers, IIIrd Floor, # 55, Greams Road, Chennai - 600 006. Tel : 044-2829 0956, 2829 3896, 2829 3333
Extn : 5681, Telefax : 044-2829 0956 Grams : "APOLLO HOSP" E-mail : apolloshares@vsnl.net Website : www.apollohospitals.com

Regd. Off. : 19, Bishop Gardens, Raja Annamalaipuram, Chennai - 600 028